SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 8-A


                 FOR REGISTRATION OF CERTAIN CLASS OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              STACEY'S BUFFET, INC.
            --------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

                                     Florida
               ---------------------------------------------------
                 (State or Other Jurisdiction of Incorporation)


          000-16791                                  59-2736736
----------------------------              ---------------------------------
  (Commission File Number)                (IRS Employer Identification No.)


801 West Bay Drive, Suite #704, Largo, Florida                34640
----------------------------------------------             -----------
   (Address of Principal Executive Offices)                 (Zip Code)


                                 (813) 581-4492
           ----------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)


            Maureen Jack, Stacey's Buffet, Inc., 801 West Bay Drive,
                          Suite #704, Largo, FL 34640
       -----------------------------------------------------------------
            (Name, address, including zip code, of Agent for Service)


Securities to be registered pursuant to
 Section 12(b) of the Act:                   None

Securities to be registered pursuant to
 Section 12(g) of the Act:                   Rights to Purchase Common Stock


Item 1.   Other Events.
-----------------------


                          SUMMARY OF RIGHTS TO PURCHASE
                                  COMMON SHARES


      The Board of Directors of Stacey's Buffet, Inc. (the "Company") declared a dividend payable to the shareholders of record as of the close of business on October 31, 1996 (the "Record Date") of one common share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Shares"). Each Right entitles the registered holder to purchase from the Company at any time following the Distribution Date (as defined below) nine Common Shares at an initial purchase price of $.01 per share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement dated as of November 1, 1996 (the "Rights Agreement"), by and between the Company and American Stock Transfer & Trust Company as rights agent.

      Initially, the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. The Rights will separate from the Common Shares upon the
Distribution Date which shall be the earlier to occur of (i) the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons (collectively, a "Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares (such Person being hereinafter referred to as an "Acquiring Person") or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any Person becomes an Acquiring Person) following the commencement of, or the first public announcement of an intention of any Person to commence, a tender offer or exchange offer, the consummation of which would result in such Person becoming an Acquiring Person, provided that such Person is not the Company or any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan.

      Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Common Shares and will be transferred with and only with such Common Shares certificates, (ii) new certificates for Common Shares issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any such certificate for Common Shares outstanding on the Record Date, with or without a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented thereby. As soon as practical following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Subject to certain exceptions, only Common Shares issued prior to the Distribution Date will be issued with Rights.

      The Rights are not exercisable until the Distribution Date and will expire on the earlier of (i) the close of business on November 1, 2006, (ii) the time at which the rights are redeemed by the Company or (iii) if a Person has become an Acquiring Person, the time at which the Rights (other than Rights which are void as described below) are exchanged for Common Shares at an exchange ratio of nine Common Shares per Right, as adjusted by the Company (provided, however, such exchange may not take effect at any time after any Person becomes a beneficial owner of 50% or more of the Common Shares then outstanding).

      The Purchase Price payable and the number of Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of (i) a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) the issuance of rights, options or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares at a conversion price, less than the then current market price for the Common Shares, or (iii) a distribution to all holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or subscription rights or warrants (other than those referred to above).

      With certain exceptions, no adjustment in the Purchase Price will be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price. No fractional Rights will be issued and in lieu thereof, holders of the Rights with regard to which such fractional Rights would otherwise be issuable will be paid an amount in cash equal to the same fraction of the current market value of a whole Right.

      In the event, directly or indirectly, (i) the Company consolidates with, or merges with and into, any other person, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection therewith, all or part of the Common Shares is changed into or exchanged for stock or other securities of any person (including the Company) or cash or any other property, or (iii) the Company sells or otherwise transfers in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its subsidiaries, taken as a whole, to any other person, proper provision will be made so that each holder of a Right, except Rights which previously have been voided as indicated below, will thereafter have the right to receive, upon exercise thereof and payment of the current Purchase Price of the Right, that number of shares of common stock of the other person which at the time of such transaction will have a market value equal to twenty times the Purchase Price of the Right.

      In the event that any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon exercise, for the Purchase Price of the Right, that number of Common Shares having a market value equal to twenty times the Purchase Price of the Right.

      Any Rights acquired or beneficially owned by any Acquiring Person or certain related parties thereto will be void, and any holder of such Rights will thereafter have no right to exercise such Rights under any provision of the Rights Agreement.

      At any time prior to such time that a person becomes an Acquiring Person, the Board of Directors of the Company may redeem the then outstanding Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment (the "Redemption Price"). The redemption of the rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

      The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights. After the Distribution Date, no such amendment may adversely affect the interests of the holders of the Rights.

      Issuance of the Common Shares upon exercise of the Rights will be subject to any necessary regulatory approvals. Until a Right shall be exercised, the holder thereof, as such, will have no right as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

      A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated November 5, 1996. A copy of the Rights Agreement is available free of charge from the Company. This summary description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.


Item 2.   Financial Statement, Pro Forma Financial Information and Exhibits.
----------------------------------------------------------------------------

      (c) Exhibits.

             20.1. Rights Agreement dated as of November 1, 1996 between Stacey's Buffet, Inc. and American Stock Transfer & Trust Company as Rights Agent. The Rights Agreement includes as Exhibit A the form of Right Certificate and as Exhibit B the Summary of Rights to Purchase Common Shares.

             20.2.  Press Release, dated November 4, 1996.


                                    SIGNATURE
                                    ---------

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                STACEY'S BUFFET, INC.



Dated:  November 5, 1996        By:  /s/ Daniel J. Sullivan
                                     -------------------------------------------
                                     Daniel J. Sullivan, Chief Financial Officer